Ameritas Life Insurance Corp. 5900 O Street / Lincoln, NE 68510

April 20, 2020	via EDGAR

Sonny Oh, Senior Counsel

Division of Investment Management

Disclosure Review and Accounting Office

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Ameritas Life Insurance Corp.
Ameritas Life Insurance Corp. Separate Account LLVL, 1940 Act Registration No. 811-08868
Ameritas Advisor II VUL, 1933 Act Registration No. 333-233977

Dear Mr. Oh:

On February 26, 2020, we submitted Post-Effective Amendment No. 1 on behalf of Ameritas Life Insurance Corp. ("Depositor" and "Ameritas Life") and Ameritas Life Insurance Corp. Separate Account LLVL ("Registrant" and "Separate Account"). The proposed effective date for this filing is May 1, 2020.

This letter, and the revisions summarized herein, is in response to the staff’s verbal comments of April 13, 2020. Revisions related to staff comments are as follows (we list a summary of the comment first, then the response):

1.	SEC COMMENT: The prospectus states that policy guarantees, which are obligations of the general account, are subject to the claims paying ability of the company. Given the significant market events relating to COVID-19 since the time Post-Effective Amendment No. 1 was filed, please consider whether this disclosure should be revisited based on how this event could affect the company’s financial strength and claims-paying ability. If you believe no revision is necessary, explain supplementally to SEC staff.

AMERITAS LIFE RESPONSE: We have added the following disclosure on page one of the prospectus:

Ameritas and its subsidiaries continuously monitor their various businesses, internal and external operations, the financial services industry as a whole, and the effects of various external events on our businesses. In response to the current COVID-19 pandemic, we have taken additional steps to continuously provide service to our policy owners. We continuously monitor the life insurance company’s investments, and are keeping abreast of developing strategies, in order to ensure that we maintain our financial strength during this unprecedented time of general uncertainty due to the pandemic.

2.	SEC COMMENT: The Fee Table on page 7, where the cost of optional features are listed, is not required to include the Advisory Fee Endorsement, since there is no charge for that feature.

AMERITAS LIFE RESPONSE: The Company is electing to keep the Advisory Fee Endorsement listed in the chart, as we also list one other no-cost Rider in the chart. We will note that no-cost features are not required to be listed, for future reference. No change was made to the prospectus in response to this comment.

3.	SEC COMMENT: With regard to the chart of fund names and investment advisers located in the Investment Options section (page 15 in the “A” filing), the reviewer asked whether the numbers listed after the various Vanguard portfolio names were footnotes that are missing the accompanying text.

AMERITAS LIFE RESPONSE: We explained that the numbers correspond to the various named investment advisers to the Vanguard portfolios, which are also listed in the chart. The numbers are not footnotes, and no text is missing. No change was made to the prospectus in response to this comment.

4.	SEC COMMENT: In the Account Value section, the Separate Account Value and Fixed Account Value subsections (Page 22 of the “A” filing), it was suggested that we include the words “if applicable” with regard to any Advisory Fees taken, since not all Policyowners will elect the Advisory Fee Endorsement. It was also suggested that we add a definition of “Advisory Fees” to the Defined Terms section of the prospectus.

AMERITAS LIFE RESPONSE: We have made these revisions.

5.	SEC COMMENT: The reference to a Rule 12h-7 exemption (Page 32 of the “A” filing) should be removed as inapplicable to Form N-6 filings.

AMERITAS LIFE RESPONSE: We have removed the reference from the prospectus.

6.	SEC COMMMENT: Confirm in the letter accompanying the “B” filing that the Statement of Additional Information and Part C have been updated, and reflect all values required to be updated as of 12/31/19.

AMERITAS LIFE RESPONSE: Ameritas Life confirms that the Statement of Additional Information and Part C of the filing, when filed later this week, will have been updated to include all required updates effective as of 12/31/19.

7.	SEC COMMENT: For future filings, note that it is not correct to state that Exhibit (n) (Auditors’ Consent) in “not applicable.”

AMERITAS LIFE RESPONSE: So noted. Future “A” filings will list that Exhibit as “to be filed.”

We acknowledge: that the Separate Account is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Separate Account may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning this filing, please telephone me at 402-467-7847. Thank you for your assistance.

Sincerely,

/s/ Ann D. Diers

Ann D. Diers

Vice President & Associate General Counsel, Variable Contracts & AIC